UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS DECISIONS OF THE BOARD OF DIRECTORS

Moscow, Russia – June 4, 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports the decisions made by its Board of Directors at a meeting held on June 4, 2020.

Mechel PAO’s Board of Directors determined the repurchase price of Mechel PAO’s ordinary shares as based on the volume-weighted average price calculated according to the results of on-exchange trading over the six months prior to the date of the decision to hold the annual shareholder meeting, which will take place on June 30, 2020.

In case the company’s shareholders meeting approves the agenda item of the annual general shareholder meeting “On further approval and agreement to major deals which are also related-party transactions”, those shareholders who are holding Mechel PAO’s ordinary shares and have the right to demand share buyback, may exercise their right in accordance with Russia’s applicable legislation.

The list of shareholders that have the right to demand buyback of the shares they hold, is compiled based on the on the data in the list of those who have the right to take part in Mechel PAO’s annual general shareholder meeting scheduled for  June 30, 2020, and which is compiled on June 5, 2020.

The repurchase price of Mechel PAO’s ordinary shares is set at 80 rubles 57 kopeks per share.

The Board of Directors also determined the order of exercising the right to demand share buyback for Mechel PAO’s shareholders.

The information regarding share buyback has been published on Mechel PAO’s website on the Shareholders’ Meeting page:

http://www.mechel.com/shareholders/corporate_governance/shareholders_meeting/.

Mechel PAO’s shareholders may address the company’s corporate relations and property department for all questions regarding share buyback, by telephone (495) 221-88-88 or email mechel_osa@mechel.com.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: June 4, 2020

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